Exhibit 21.1

                           List of Subsidiaries


Pacific Mountain Computer Products, Inc.; incorporated in the State of California on June 22, 1978; and doing business as Pacific Mountain Computer Products, Inc.

TJ Computer Services, Inc.; incorporated in the State of New York on March 4, 1980; and doing business as Leasing Edge Corporation.

Superior Computer Systems, Inc.; incorporated in the State of Minnesota on January 13, 1995; and doing business as Superior Computer Systems, Inc.

Atlantic Digital International, Inc.; incorporated in the State of Nevada on November 10, 1997; and doing business as Atlantic Digital International, Inc.